UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number 000-51138

GRAVITY Co., Ltd.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Samil PricewaterhouseCoopers, our independent auditor for the fiscal year ended December 31, 2016 and Deloitte Anjin LLC, our independent auditor for the fiscal year ended December 31, 2015 for our financial statements in conformity with Accounting Standards for Non-Public Entities in Korea, or KAS-NPE, have conducted audits and expressed opinions with regards to the non-consolidated statements of financial position of Gravity Co., Ltd. (the “Company”) as of December 31, 2016 and 2015, respectively, and the related non-consolidated statements of operations, changes in equity and cash flows for the years then ended, expressed in Korean Won.

The audited non-consolidated financial statements are attached hereto as Exhibit 99.1 and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: April 7, 2017

Exhibit Index

Exhibit No.	Description

99.1	The Company’s KAS-NPE non-consolidated financial statements as of and for the years ended December 31, 2016 and 2015 and the independent auditor’s report